Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES ISSUANCE OF INAUGURAL SUSTAINABILITY REPORT

Thousand Oaks, CALIFORNIA, February 26, 2026 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) is announcing that it has released its first Sustainability Report, which is available on the Company’s website at www.kolibrienergy.com under the “Investor” section.

Kolibri’s report provides relevant information about our sustainability Environmental, Social and Governance (“ESG”) initiatives, practices, and related key performance indicators. The Company considered various frameworks in preparing this document, including the Sustainability Accounting Standards Board’s (“SASB”) Oil and Gas Exploration and Production Sustainability Accounting Standard, the Global Sustainability Standards Board’s Global Reporting Initiative (“GRI”) and associated Oil & Gas Sector Standards, and guidance from other industry frameworks and various ESG ratings agencies, as appropriate. The actions and initiatives implemented to date endeavor to align and comply with SASB, GRI, and other reporting frameworks and standards.

Wolf Regener, President and CEO, commented, “We are pleased to present Kolibri’s inaugural Sustainablity Report, which provides increased transparency to our stakeholders regarding our business and operating practices.”

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com